Exhibit 12.1
WHITNEY HOLDING CORPORATION
Computation of Ratio of Earnings to Fixed Charges

			Nine Months Ended		Year Ended
			September 30,		December 31,
			2008	2007	2007	2006	2005	2004	2003

Net income			49,777	120,810	151,054	144,645	102,349	97,137	98,542
Income tax expense			18,382	59,912	74,310	69,164	43,007	43,198	46,099

Income before income taxes	(a)		68,159	180,722	225,364	213,809	145,356	140,335	144,641

Fixed Charges
Interest on short-term and other borrowings			22,508	24,202	33,314	23,085	16,534	6,017	2,816
Interest within rent expense (1)			2,787	2,499	3,262	2,510	1,714	1,402	1,325

Fixed charges excluding interest on deposits	(b)		25,295	26,701	36,576	25,595	18,248	7,419	4,141
Interest on deposits			71,189	122,641	163,000	122,075	64,452	34,665	40,693

Fixed charges including interest on deposits	(c)		96,484	149,342	199,576	147,670	82,700	42,084	44,834

Earnings for ratio computation excluding interest on deposits	(a)+(b)		93,454	207,423	261,940	239,404	163,604	147,754	148,782
Earnings for ratio computation including interest on deposits	(a)+(c)		164,643	330,064	424,940	361,479	228,056	182,419	189,475

Ratio of earnings to fixed charges:
Excluding interest on deposits	((a)+(b))/	(b)	3.69	7.77	7.16	9.35	8.97	19.92	35.93
Including interest on deposits	((a)+(c))/	(c)	1.71	2.21	2.13	2.45	2.76	4.33	4.23

(1)	Estimated to be one-third of rent expense.